Crescent Point Announces 2023 Annual Meeting of Shareholders Results

May 18, 2023 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) held its Annual Meeting of Shareholders ("the meeting") on May 18, 2023.

During the regular business proceedings at the meeting, shareholders elected all director nominees to the Board of Directors of the Company (the "Board") and approved all other items of business brought before the meeting. Voting results for all resolutions and advisory votes are below.

1.   Fixing the Number of Directors

The appointment of nine Board members for the ensuing year was approved. Votes were received as follows:

Votes For	Percent	Against	Percent
214,364,168	99.46%	1,166,754	0.54%

2.   Election of Directors

The nine director nominees were elected. Votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Barbara Munroe	210,166,111	97.51%	5,364,821	2.49%
Craig Bryksa	214,019,791	99.30%	1,511,141	0.70%
James E. Craddock	211,768,386	98.25%	3,762,546	1.75%
John P. Dielwart	213,095,225	98.87%	2,435,708	1.13%
Mike Jackson	211,898,374	98.31%	3,632,558	1.69%
Jennifer F. Koury	210,322,985	97.58%	5,207,948	2.42%
François Langlois	210,728,974	97.77%	4,801,958	2.23%
Myron M. Stadnyk	212,815,897	98.74%	2,715,036	1.26%
Mindy Wight	210,454,595	97.64%	5,076,338	2.36%

3.   Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as Crescent Point's auditor was approved. Votes were received as follows:

Votes For	Percent	Withheld	Percent
224,209,769	96.81%	7,399,009	3.19%

4.   Advisory Vote on Executive Compensation

The advisory vote to accept the Company's approach to executive compensation was supported by shareholders. Votes were received as follows:

Votes For	Percent	Against	Percent
206,803,736	95.95%	8,727,180	4.05%

The biographies of Crescent Point's Board members, details about the Company's environmental, social and governance ("ESG") practices and a recorded webcast from the meeting earlier today are available on www.crescentpointenergy.com. The full terms of each resolution voted on at the meeting can be found in the Company's latest information circular, which is also available on Crescent Point's website.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG